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                               [ CERTICOM LOGO ]


             Attention Business/Financial Editors:
             Certicom Corp. Announces US Initial Public Offering

             - Stock to be Listed on Nasdaq National Market-

         HAYWARD, CA, May 1 /CNW/ - Certicom Corp. (Nasdaq/NM: CERT and TSE:
CIC) today announced a public offering of 1,250,000 common shares in the United States and Canada priced at US$ 46.30 per share. It is expected the offering will be completed on May 3, 2000. The company will begin trading on the Nasdaq National Market on Tuesday, May 2, 2000 under the symbol CERT. The company is currently traded on the Toronto Stock Exchange under the symbol CIC.

         The proceeds of the offering will be US $57,875,000 and will be used for the expansion of Certicom's sales and marketing activities, the development and enhancement of the company's products and services, working capital and general corporate purposes.

         FleetBoston Robertson Stephens Inc. acted as placement agent in connection with Certicom's public offering with additional assistance provided by Dain Rauscher Wessels, Wit SoundView, TD Securities and Yorkton Securities.

         "This offering and our listing on Nasdaq represent the attainment of key objectives for Certicom," stated Rick Dalmazzi, President and CEO of Certicom. "We are now in a strengthened financial condition from which we can pursue our growth strategy. We believe Certicom is well-positioned to pursue the developing opportunity that exists today in wireless security technology worldwide."

         Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Certicom's OEM customers incorporate its patented technology into their applications for handheld computers, mobile phones, two-way pagers and other Internet information appliances.

         Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     /For further information: Company Contact: Rich Brounstein, Chief Financial Officer, Certicom Corp. (510) 780-5325; Agency Contacts: Lillian Armstrong/Kris Otridge, Lippert/Heilshorn & Associates, (415) 433-3777; or Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman(at)certicom.com/